JOINT FILING AGREEMENT

AGREEMENT dated as of March 12, 2021, by and among Augusta Investments Inc., a British Virgin Islands corporation, and Richard Warke (together, the "Parties").

Each Party hereto represents to the other Party that it is eligible to use Schedule 13D to report its beneficial ownership of Common Stock, $0.0001 par value per share, of Augusta Gold Corp. Each Party hereto agrees that the Schedule 13D, dated March 8, 2021, relating to such beneficial ownership, is filed on behalf of each of them.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Party to the extent it knows or has reason to believe that any information about the other Party is inaccurate.

Date: March 12, 2021	Augusta Investments Inc.

	By:	/s/ Richard Warke
Name: Richard Warke
Title: President

Date: March 12, 2021		/s/ Richard Warke
Richard Warke